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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Orchard Platform Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

386 Park Avenue South, 4th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel (717) 249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED 2017 MAR -9 AM 8:17 SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



386 Park Ave South Fl 4
New York, NY 10016
info@orchardplatform.com
orchardplatform.com

OATH OR AFFIRMATION

We, the principal officers, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Orchard Platform Markets, LLC as of February 22, 2017, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

JOSHUA SCHWADRON
NOTARY PUBLIC-STATE OF NEW YORK
No. 02SC6175772
Qualified In New York County
My Commission Expires January 17, ~~2016~~ 2020



Notary Public

Andrew Stewart
Name
Chief Executive Officer
Title



Signature

William Ullman
Name
Chief Commercial Officer
Title



Signature

ORCHARD PLATFORM MARKETS, LLC

TABLE OF CONTENTS



386 Park Ave South Fl 4
New York, NY 10016
info@orchardplatform.com
orchardplatform.com

ORCHARD PLATFORM MARKETS, LLC

SEC I.D. No. 8-69743

FINANCIAL STATEMENTS AND UNCONSOLIDATED SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2016, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

ORCHARD PLATFORM MARKETS, LLC
(SEC ID No. 8-69743)

STATEMENT OF FINANCIAL CONDITION AS OF
DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

******

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Orchard Platform Markets, LLC:

We have audited the accompanying statement of financial condition of Orchard Platform Markets, LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Orchard Platform Markets, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2017

ORCHARD PLATFORM MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS		
Cash	$	476,475
FINRA deposit		2,049
TOTAL ASSETS	$	478,524
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable	$	24,262
Due to Parent		26,848
Accrued expenses and other current liabilities		38,079
Total Liabilities		89,189
Member's Equity		389,335
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	478,524

See notes to the statement of financial condition.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Orchard Platform Markets, LLC (the "Company") was incorporated in the state of Delaware on December 10, 2015, and is a wholly owned single member LLC subsidiary of Orchard App, Inc. (the "Parent"). On September 28, 2016, the Company became registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has been approved by FINRA to utilize its proprietary software as an Alternative Trading System to automate the facilitation and execution of "many to many" transactions. The Company is structured to broker online lending transactions as an introducing broker. The Company did not conduct brokerage activities in 2016.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash

The Company maintains its cash within a single account with Wells Fargo; a high credit quality financial institution fully insured by the Federal Deposit Insurance Corporation. The balance exceeds the federally insured limit of $250,000 for interest and noninterest bearing deposits per company.

FINRA Deposit

The company deposits cash in a FINRA sponsored account used to cover FINRA registration and compliance costs. These costs are forecasted concurrently with the Company's compliance evaluations, and monies are transferred into the account in advance as needed.

Income Taxes

Income taxes are accounted for on the asset and liability method in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2016, the Company had no uncertain tax positions. The Company's policy, if it had unrecognized tax benefits, is to recognize related accrued interest and penalties related to uncertain tax positions in operating expenses.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or amounts that approximate fair value.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1 in first year of operation. At December 31, 2016, the Company had net capital of $387,286 which was $376,138 in excess of its required net capital of $11,148. The Company's aggregate indebtedness to net capital ratio was 0.23 to 1. The Company does not carry the accounts of its customers and, accordingly, is exempt from the provision of SEC Rule 15c3-3, based on sections (k)(2)(i).

4. CONTINGENT LIABILITIES

Litigation - As of December 31, 2016 there were no matters that management believes will have a material adverse impact on the Company's statement of financial condition and hence no loss amount has been recorded in accordance with ASC 450-10, *Contingencies*.

5. INCOME TAXES

The Company is a single member limited liability company whose results of operations are included in the federal and state income tax filings of the Parent for the year ended December 31, 2016. The provision is settled as incurred with the Parent.

As of December 31, 2016, the Company has a deferred tax asset (DTA) of $111,933 which Management has fully reserved. The DTA is comprised of a net operating loss carryforward of $12,288 and amortizable costs of $99,645. The NOL is subject to legislative expiration starting in the tax year 2037.

The Parent's income tax returns can be periodically examined by various tax authorities. In connection with tax audits and examinations, certain tax authorities, including the Internal Revenue Service, may raise issues and impose additional assessments. The Parent regularly evaluates the likelihood of additional assessments that may result from these examinations and establishes liabilities, through income tax expense, for probable payment amounts that may result there. Such tax liabilities are adjusted as information becomes available or when an event requiring a change to these tax liabilities occurs. As of December 31, 2016, the Parent's U.S. federal, state and local income tax returns subsequent to fiscal 2013 remain open to examination.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2017, which is the date the financial statements were available to be issued, for events requiring recording or disclosure in the financial statements. As a result of the Company's evaluation, the Company determined that there have been no subsequent events that require adjustments to, or disclosure in, the statement of financial condition and related footnotes.

* * * * * *